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                               November 17, 2022

       Lei Xu
       Chief Executive Officer
       JD.com, Inc.
       20th Floor, Building A, No. 18 Kechuang 11 Street
       Yizhuang Economic and Technological Development Zone
       Daxing District, Beijing 101111
       People   s Republic of China

                                                        Re: JD.com, Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 28,
2022
                                                            Correspondence
filed November 9, 2022
                                                            File No. 1-36450

       Dear Lei Xu:

              We have reviewed your November 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 26, 2022 letter.

       Correspondence filed November 9, 2022

       Introduction, page 2

   1. We note your response to our prior comment 1. Please further revise your disclosure to clarify whether
regulatory actions related to data security or anti-monopoly concerns in
                                                        Hong Kong may impact
your ability to conduct your business, accept foreign investment in the future or
continue to list on a U.S. and/or foreign exchange. We note your proposed revisions are limited
to stating that "[a]s of the date of the annual report" these regulatory actions do not have a
material impact on your company.
 Lei Xu
JD.com, Inc.
November 17, 2022
Page 2
Item 3. Key Information
Cash and Assets Through Our Organization, page 3

2. We note your response to prior comment 2 and reissue in part. Please revise your summary risk factors and risk factors sections to disclose the status of restrictions or limitations in Hong Kong on cash transfers in, or out of, your Hong Kong entities.
       Specifically, we note that, while you state that currently there are not restrictions or limitations in place, if certain PRC restrictions or limitations would become applicable, your Hong Kong entities may not be able to fund operations or use funds for other use outside of Hong Kong.
Risk Factors
Our business is subject to complex and evolving Chinese and international laws and regulations..., page 18

3. We note your response to prior comment 3 and reissue in part. Please revise your relevant risk factor to briefly disclose the specific relevant laws and/or regulations governing oversight of data security in Hong Kong and how they apply to your business operations.
       In this regard, we note that this risk factor specifically refers to the GDPR in the context
       Europe and its applicability to the handling of personal data and individual privacy rights in relation to stored data.
        You may contact Tatanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-
3813 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-
3264 with any other questions.



                                                             Sincerely,
FirstName LastNameLei Xu
                                                             Division of
Corporation Finance
Comapany NameJD.com, Inc.
                                                             Office of Trade &
Services
November 17, 2022 Page 2
cc:       Sandy Xu, Chief Financial Officer
FirstName LastName